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                                                                 Exhibit(a)(14)

                    SAMSUNG ELECTRONICS CO., LTD. ANNOUNCES
                   RECEIPT OF KOREAN GOVERNMENT APPROVAL FOR
                                AST ACQUISITION

IRVINE, CA., August 4, 1997 -- Samsung Electronics Co., Ltd. announced today that it has received all required approvals from the government of the Republic of Korea in order to permit Samsung to consummate its cash tender offer to acquire all of the outstanding shares of AST Research, Inc., (NASDAQ: ASTA) not currently owned by Samsung for $5.40 per share. All other conditions to the offer have been satisfied and the tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, August 8, 1997.